

November 13, 2012

Via E-Mail
Ms. Chloe DiVita
Chief Financial Officer
Fona, Inc.
2575 Pearl Street, #220
Boulder, Colorado 80302

> **Re:** **Fona, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54129**

Dear Ms. DiVita:

We have reviewed your response letter dated November 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comments 1 and 2 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 23

1. We note from your response to our prior comment 1 that despite the material weaknesses identified, your principal executive officer and principal financial officer concluded that, as of the period covered by the Form 10-K, your disclosure controls and procedures were effective at the reasonable assurance levels due to your limited level of activities. However, in light of the fact that the material weaknesses identified appear to effect disclosure controls and procedures, we believe it would be difficult to overcome the conclusion that disclosure controls and procedures were also not effective. Please revise to change your conclusion regarding the effectiveness of disclosure controls and procedures, or alternatively, provide us additional detailed information regarding why you believe your disclosure controls and procedures were effective at December 31, 2011.

Also, if you change your conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2011, please reconsider your conclusion as to the effectiveness of your disclosure controls and procedures for the quarters ended March 31, 2012 and June 30, 2012.

Exhibits 31.1, 31.2 and 31.3 Rule 302 Certifications
Exhibits 32.1, 32.2 and 32.3 Rule 906 Certifications

2. We note from your response to our prior comment 2 that you intend to file an amended Form 10-K with revised exhibits to appropriately date the Rule 302 and Rule 906 Certifications. Please file the amended Form 10-K.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief